NEWS RELEASE

March 1, 2006

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

Anglo American Continues Exploration at Baja IOCG Project

Cardero Completes 49% Earn - in

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce that exploration partner Anglo American has elected to fund additional exploration on the recently discovered IOCG District in Baja California, Mexico.

In order to earn its 51% interest Anglo American must spend an additional US$1.58 million by July 27, 2007.  Cardero will continue to be intimately involved in the ongoing exploration efforts in the district. Initial exploration by Cardero on behalf of Anglo American successfully intersected significant hypogene copper mineralization associated with intense IOCG alteration at the San Fernando and Picale targets (see press release dated January 5, 2005 for details).  Highlights of the initial drill test include:

San Fernando:

            05-SF-01 – 18 m @ 0.54% Cu
            05-SF-05 – 31 m @ 0.96% Cu
            05-SF-09 – 45 m @ 0.71% Cu

Picale:

            05-PC-03 – 6.5 m @ 4% Cu & 0.4 g/t Au
            (within which 4.2 m returned 5.5% Cu and 0.56 g/t Au)

The results indicate that this newly discovered district displays all of the key criteria necessary to form a large copper bearing IOCG deposit: All boreholes drilled to date (over 38 km strike) intersected copper mineralization (varying from trace to potentially economic concentrations). Mineralization remains open at both San Fernando and Picale.

Most recently the Company has conducted 3D-Induced Polarization (IP) surveys on the San Fernando, Picale and San Jose targets in addition to approximately 700 metres of additional diamond drilling in six boreholes on the Picale IOCG target.

San Fernando

The 3D IP survey highlights an area of anomalous chargeability coinciding with the recently intersected mineralization and extending to the West, the East and predominantly to the South – South-West towards the El Gato prospect, a distance of approximately one kilometre.  Geologically, this area contains moderate to intense, pervasive, potassic alteration, numerous magnetic veins and veinlets and a large associated copper soil geochemical anomaly.

Picale

The Picale 3D – IP survey successfully maps the shallow dipping, magnetite (± copper) manto mineralization.  The anomaly dips to the North and the West and covers an area of approximately one kilometre square; it remains open.  Cardero recently completed an additional six diamond drillholes subjacent to borehole 05-PC-03 the results of which will be released in a timely manner.

San Jose

The San Jose prospect is comprised of potassically altered intrusive cross-cut and brecciated by predominantly specular hematite breccias containing abundant copper-oxide.  The 3D IP survey highlighted an area of anomalous chargeability spatially associated with the outcropping IOCG brecciation and extending westward at depth.  Field checking of the approximately one kilometre square anomaly indicates that it is associated with specular hematite veins, stockwork, and incipient brecciation in addition to boxworks after sulphides.

Although Cardero is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

“The fact that Anglo has waived their 30-day decision period and immediately elected to fund additional exploration is a considerable vote of confidence in the potential of the district,” stated Henk Van Alphen, President of Cardero.  “Also I am extremely pleased to note that due to our in-house expertise and familiarity with the project that Cardero will remain as operators on behalf of the partnership”.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Cardero is well financed with $12 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper, iron ore-copper-gold (IOCG) and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: Toll Free: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.